09011248

Received SEC

MAY 04 2009

Washington, DC 20549

THE GOLDFIELD CORPORATION

103rd Annual Report • 2008

Table of Contents

To Our Shareholders	i
Common Stock Information	1
Selected Financial Data.	1
Management's Discussion and Analysis of Financial Condition and Results of Operation.	2
Report of Independent Registered Public Accounting Firm	9
Consolidated Balance Sheets	10
Consolidated Statements of Operations	11
Consolidated Statements of Cash Flows	12
Consolidated Statements of Stockholders' Equity	13
Notes to Consolidated Financial Statements	14
Corporate Information	26

TO OUR SHAREHOLDERS

A challenging economic environment resulted in a difficult year for Goldfield. We experienced continuing weakness in demand for electrical construction in the southeast, which persisted through most of 2008, and an historic weakness in the Florida real estate market. Although our electrical construction operations for 2008 experienced an 8.6% increase in revenue over 2007, and operating income more than doubled, this improvement was offset by an increased operating loss in real estate operations primarily attributable to a significant write-down. For 2008, we had revenue of $31.4 million and an operating loss of $5.1 million, compared to revenue of $27.3 million and an operating loss of $3.2 million in 2007. Our net loss for 2008 was $5.4 million ($0.21 per share) versus net loss of $2.3 million ($0.09 per share) in 2007.

Revenues from electrical construction in 2008 increased to $29.1 million from $26.8 million and operating income increased to $1.4 million from $688,000 in the prior year. These increases were primarily due to a robust fourth quarter resulting from an increase in the number and size of the projects in process, particularly fiber optic work.

In our real estate development segment, sales of condominium units continued at low levels due to the depressed real estate market in Florida. For 2008, revenue and operating loss from this segment were $2.4 million and $3.8 million, respectively, compared to revenue of $537,000 and an operating loss of $1.2 million in 2007. The increase in revenue resulted primarily from the 2007 reversal of $7.2 million of previously recognized revenue on the Pineapple House project due to buyer defaults, which offset a significant portion of the revenue from sales of condominium units in 2007. The increase in the operating loss was due primarily to the write-down of $3.2 million on real estate inventory, during the year ended December 31, 2008. As of December 31, 2008, we had sold a majority of the units in our only active project, Pineapple House. Nineteen of the thirty-three units have been sold.

We are encouraged by increased activity in our electrical construction operations in the beginning of 2009, continuing the improved trend from the fourth quarter of 2008. As of December 31, 2008, our backlog was $14.6 million (a substantial increase from our backlog of $5.9 million as of December 31, 2007). We expect to complete 70% of this backlog over the course of 2009. In addition, we have expanded the reach of our electrical construction segment beyond our historic base in the southeastern United States with new projects in Colorado, northern Texas and Missouri. While we are pleased with the continued growth of our electrical construction segment, our optimism must be tempered by general economic uncertainties.

The real estate environment in Florida continues to be extremely challenging. However, we are fortunate that our exposure is quite manageable. Our only project, Pineapple House, has been completed and well received. Our continuing expenses on this project will not be unduly burdensome.

The current recessionary economic environment presents us with significant challenges; however, we believe that our sound financial condition – and the well-earned reputation of both our electrical construction and real estate development operations – position us well to capitalize on the opportunities that lie ahead.

We appreciate your continued support.

John H. Sottile
Chairman of the Board
April 30, 2009

Common Stock Information

The Common Stock of the Company is listed on the NYSE Alternext US (formerly known as The American Stock Exchange) under the symbol GV. The following table shows the reported high and low sales price at which the Common Stock of the Company was traded in 2008 and 2007:

	2008		2007	
	High	Low	High	Low
First Quarter	$0.73	$0.54	$1.30	$0.95
Second Quarter	0.60	0.47	1.24	0.87
Third Quarter	0.65	0.34	0.98	0.57
Fourth Quarter	0.42	0.04	0.89	0.61

As of March 10, 2009, there were 9,697 holders of record of our Common Stock.

Selected Financial Data.

The following table sets forth summary consolidated financial information for each of the years in the five-year period ended December 31, 2008:

	Year Ended December 31,				
	2008	2007	2006	2005	2004
	(In thousands except per share and share amounts)				
Continuing operations:					
Revenue					
Electrical construction	$ 29,062	$ 26,762	$ 36,410	$ 28,781	$ 28,823
Real estate development	2,383	537[1]	11,086	10,563	3,865
Total revenues	$ 31,445	$ 27,299	$ 47,496	$ 39,344	$ 32,688
Income (loss) from continuing operations					
Electrical construction	1,219	456	4,675	3,237	807
Real estate development	(3,954)[2]	(1,352)[3]	2,752	3,333	823
Corporate	(2,564)	(2,602)	(2,933)	(2,610)	(2,000)
(Loss) income before taxes from continuing operations	(5,299)	(3,498)	4,494	3,960	(370)
Income tax (benefit) expense	(23)[5]	(1,196)	1,740	1,582	(80)
Net (loss) income from continuing operations available to common stockholders	(5,276)	(2,302)	2,753	2,378	(290)
Discontinued operations:					
(Loss) income from operations, net of tax	(111)[4]	(19)[4]	242[4]	(56)[4]	(98)[4]
Net (loss) income	$ (5,387)	$ (2,321)	$ 2,995	$ 2,322	$ (388)
(Loss) earnings per share—basic and diluted:					
Continuing operations	$ (0.21)	$ (0.09)	$ 0.11	$ 0.09	$ (0.01)
Discontinued operations	—	—	0.01	—	—
Net (loss) income	$ (0.21)	$ (0.09)	$ 0.12	$ 0.09	$ (0.01)
Weighted average shares outstanding:					
Basic	25,451,354	25,451,354	26,564,550	25,642,528	26,250,350
Diluted	23,451,354	25,451,354	25,564,550	25,677,518	26,250,350
Balance sheet data:					
Total assets	$ 25,499	$ 32,867	$ 41,904	$ 33,481	$ 23,705
Long term debt and capital lease obligations, including current portion	5,738	4,021	2,588	1,784	2,383
Shareholders' equity	16,638	22,025	24,346	21,483	19,357
Working capital	10,861	13,774	16,316	12,488	9,489

The total of the above categories may differ from the sum of the components due to rounding.

(1) Reflects the reversal of $7.2 million of revenues, due to buyer defaults on contracts to purchase condominium units, which was partially offset by revenues received in the fourth quarter upon the sale of six Pineapple House condominium units.

(2) Reflects the adjustments to the Oak Park inventory to estimated fair value in the second quarter of 2008 and the Pineapple House inventory to estimated fair value in the fourth quarter of 2008, as discussed in note 3 to the consolidated financial statements.

(3) Reflects the reversal of the cost of sales relating to the condominium units underlying the purchase contracts subject to defaults, partially offset by cost of sales recognized in the fourth quarter upon the sale of six Pineapple House condominium units. Also reflects the adjustment of the Pineapple House inventory to estimated fair value in the third quarter of 2007, as discussed in note 3 to the consolidated financial statements.

(4) In each of the five years, the Company recognized a provision for remediation as described in note 6 to the consolidated financial statements.

(5) Reflects a valuation allowance of $1.9 million against the deferred tax assets

Management's Discussion and Analysis of Financial Condition and Results of Operation.

Introduction

Through our subsidiary Southeast Power Corporation, we are engaged in the construction and maintenance of electric utility facilities for electric utilities and industrial customers, and the installation of fiber optic cable for fiber optic cable manufacturers, telecommunication companies and electric utilities. Southeast Power, based in Titusville, Florida, performs electrical contracting services in the southeastern, mid-Atlantic and western regions of the United States.

We are also involved through our subsidiary Bayswater Development Corporation and its various subsidiaries in the acquisition, development, management and disposition of land and improved properties. The primary focus of our real estate operations has been the development of residential condominium projects along the east coast of Central Florida. Over the past several years we have developed five condominium projects. Our current project, Pineapple House, is an eight-story building containing thirty-three luxury river-view condominium units located in Melbourne, Florida, and is the first phase of a planned multi-phase development.

Overview

Our revenue from electrical construction operations increased 8.6% for the year ended December 31, 2008, as compared to the prior year. The increase in revenue for the year ended December 31, 2008 was primarily due to an increase in demand for our electrical construction services, particularly our fiber optic work, as well as an increase in the number of projects in process in the fourth quarter of 2008. During the first three quarters of 2008, we experienced a slow down in demand for our services and found it necessary to place additional work crews on several existing jobs in an effort to avoid a reduction in our electrical construction work force. Historically, we have found that moving work crews in the middle of a job and adding additional crews to a job does not improve the productivity on that job and this had an adverse effect on our productivity in the second and third quarters of 2008. In early June 2008, we reduced our electrical construction work force by approximately 14%. On June 30, 2008, we announced that we had been awarded new electrical construction contracts aggregating $12.5 million. In July and August 2008, we rehired the majority of those previously laid off employees to meet the anticipated demands of the new contracts we had been awarded. Although work remained slow throughout the summer and into the fall, we experienced a significant improvement in the fourth quarter and are encouraged by the growth in new business and our expansion into Colorado, northern Texas and Missouri. Operating margins of our electrical construction operations increased to 4.7% for the year ended December 31, 2008 from 2.6% for the like period in 2007, primarily the result of increased productivity in the fourth quarter of 2008.

Revenue from our real estate development operations increased 343.6% for the year ended December 31, 2008, when compared to 2007. This increase was mainly due to the reversal of previously recognized revenue on the Pineapple House project upon the notification from buyers of their intent to default on their purchase contracts in 2007, which offset a significant portion of our revenue from sales of condominium units in 2007. Real estate development operations had an operating loss of $3.8 million in the year ended December 31, 2008, compared to an operating loss of $1.2 million in the year ended December 31, 2007, an increase of $2.6 million. This increased loss is primarily the result of the write-down of $37,000 on the Oak Park condominium units (all of which have been sold as of December 31, 2008) and $3.1 million on the remaining Pineapple House condominium units, during the year ended December 31, 2008. As of December 31, 2008, we held fourteen Pineapple House condominium units for sale.

The housing market has continued to deteriorate as consumer confidence declined and the domestic economy experienced the most significant downturn in recent history. General economic pressures continue to drive down the volume and prices of homes and condominiums being sold, as rising levels of foreclosures add inventory to an already saturated market. In addition, the credit markets and mortgage industry have experienced a period of unparalleled instability and disruption. Overall consumer confidence has continued to weaken, resulting in fewer potential home purchasers willing to enter the market. As a result of these and other factors, we recently determined that we will postpone commencement of the next phase of the Pineapple House project until market conditions improve. Looking forward with respect to our real estate development operations, we are unable to predict when these deteriorating market conditions will subside and further deterioration in market conditions may continue to have an adverse impact on the sales and pricing of our condominium units, the commencement and development of new projects and on the results of our real estate development operations. However, we have completed the first phase of the Pineapple House project on budget and in a timely manner, and we believe the project is attractive and of high quality. Furthermore, we are no longer incurring construction costs with respect to this phase and our share of the maintenance costs on the unsold units is expected to be no more than $100,000 annually.

Critical Accounting Estimates

This discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to fixed price electrical construction contracts, real estate development projects, deferred income tax assets and environmental remediation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our management has discussed the selection and development of our critical accounting policies, estimates and related disclosure with the Audit Committee of the Board of Directors.

Percentage of Completion—Electrical Construction Segment

We recognize revenue from fixed price contracts on a percentage-of-completion basis, using primarily the cost-to-cost method based on the percentage of total costs incurred to date in proportion to total estimated costs to complete the contract. Total estimated costs, and thus contract income, are impacted by several factors including, but not limited to, changes in productivity and scheduling, and the cost of labor, subcontracts, materials and equipment. Additionally, external factors such as weather, site conditions and scheduling that differ from those assumed in the original bid (to the extent contract remedies are unavailable), client needs, client delays in providing approvals, the availability and skill level of workers in the geographic location of the project, a change in the availability and proximity of materials and governmental regulation, may also affect the progress and estimated cost of a project's completion and thus the timing of income and revenue recognition.

The accuracy of our revenue and profit recognition in a given period is almost solely dependent on the accuracy of our estimates of the cost to complete each project. Due to our experience and our detailed approach in determining our cost estimates for all of our significant projects, we believe our estimates to be highly reliable. However, our projects can be complex and in almost every case the profit margin estimates for a project will either increase or decrease to some extent from the amount that was originally estimated at the time of bid. Because we have a number of projects of varying levels of complexity and size in process at any given time these changes in estimates can offset each other without materially impacting our overall profitability. If a current estimate of total costs indicates a loss on a contract, the projected loss is recognized in full when determined. Accrued contract losses as of December 31, 2008 and 2007 were $28,000, and $0, respectively. Revenue from change orders, extra work, variations in the scope of work and claims is recognized when realization is probable.

Percentage of Completion—Real Estate Development Segment

For 2007, all revenue associated with real estate development projects that met the criteria specified by SFAS No. 66, "Accounting for Sales of Real Estate," was recognized using the percentage-of-completion method. Under this method, revenue is recognized when (1) construction is beyond a preliminary stage, (2) a substantial percentage (at least one-third) of the condominiums are under firm, non-refundable contracts, except in the case of non-delivery of the unit or interest, (3) sufficient units have already been sold to assure that the entire property will not revert to rental property, after considering the requirements of applicable state laws, the condominium contract, and the terms of applicable financing agreements, (4) collection of the sales price is reasonably assured, (5) deposits equal or exceed 10% of the contract price, and (6) sales proceeds and costs can be reasonably estimated. We determine that construction is beyond a preliminary stage when engineering and design work, execution of construction contracts, site clearance and preparation, excavation and the building foundation are complete.

In November 2006, the FASB ratified EITF Issue No. 06-8, "Applicability of a Buyer's Continuing Investment under FASB Statement No. 66 for Sales of Condominiums." EITF No. 06-8 requires condominium sales to meet the continuing involvement criterion of SFAS No. 66 in order for profit to be recognized under the percentage of completion method. EITF No. 06-8 became effective for our fiscal year beginning January 1, 2008. This consensus could require that additional deposits be collected by developers of condominium projects that wish to recognize profit during the construction period under the percentage-of-completion method. The effect of this EITF No. 06-8 was not material to our consolidated financial statements, as there are no projects currently under construction. If we are unable to meet the requirements of EITF No. 06-8 on future projects, we will be required to delay revenue recognition until the aggregate investment tests described in SFAS No. 66 and EITF No. 06-8 have been met. See note 1 to the consolidated financial statements.

We believe that a material difference in total actual project costs versus total estimated project costs is unlikely due to the nature of the fixed price contracts we enter into with the general contractors on our real estate projects.

If a current estimate of total project costs indicates a loss on a project, the projected loss is recognized in full when determined. There were no accrued contract losses as of December 31, 2008 or 2007 in the real estate development segment. The timing of revenue and expense recognition is contingent on construction productivity. Factors possibly impeding construction productivity include, but are not limited to, supply of labor, materials and equipment, scheduling, weather, permitting and unforeseen events. When a buyer defaults on the contract for sale, revenue and expenses recognized in prior periods are adjusted in the period of default. In the year ended December 31, 2007, as a result of thirteen buyers defaulting on their purchase contracts, we recorded a reversal in revenue previously recognized of $7.2 million and in costs of sales previously recorded of $4.7 million.

Real Estate Inventory Valuation

Real estate inventory, which consists of completed condominium units, is carried at the lower of cost or fair value, less cost to sell. In accordance with SFAS No. 144, real estate inventory is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying amount or basis is not expected to be recovered, impairment losses are recorded and the related assets are adjusted to their estimated fair value.

In estimating the cash flows for completed condominium units, we use various estimates such as (a) expected sales pace to absorb the number of units based upon economic conditions that may have either a short-term or long-term impact on the market in which the units are located, competition within our market, historical sales rates of the units within the project; and (b) expected net sales prices in the near-term based upon current pricing estimates, as well as estimated changes in future sales prices based upon historical sales prices of the units within the project or historical sales prices of similar product offerings in our market. Our determination of fair value requires discounting the estimated cash flows at a rate commensurate with the inherent risks associated with selling the assets and related estimated cash flows. In determining the fair value of the remaining units in our Pineapple House project we used a discount rate of 18%.

We estimate fair values of inventory evaluated for impairment based on market conditions and assumptions made by management at the time the inventory is evaluated, which may differ materially from actual results if market conditions or our assumptions change. For example, further market deterioration or changes in our assumptions may lead to us incurring additional impairment charges on previously impaired inventory.

Deferred Tax Assets

We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

We consider future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance for deferred tax assets. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the deferred tax assets are expected to be recovered or settled. If we determine that we would not be able to realize all or part of our deferred tax assets, a valuation allowance would be recorded to reduce our deferred tax assets to the amount that is more likely than not to be realized. In the event we were to subsequently determine that we would be able to realize our deferred tax assets in the future in excess of its net recorded amount, an adjustment to the previously recorded valuation allowance would increase income in the period such determination was made.

As of December 31, 2008, our deferred tax assets were largely comprised of NOL carryforwards, an alternative minimum tax ("AMT") credit carryforward and inventory adjustments on unsold condominium units (refer to note 5 to the consolidated financial statements). SFAS No. 109 requires a reduction of the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on the SFAS No. 109 more-likely-than-not realization threshold criterion. In the assessment for a valuation allowance, appropriate consideration is given to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with loss carryforwards not expiring unused and tax planning alternatives.

Based upon an evaluation of all available evidence, we established a valuation allowance against our deferred tax assets totaling $1.9 million during the fourth quarter of 2008. Our cumulative loss position over the evaluation period and the current uncertain and volatile market conditions were significant negative evidence in assessing the need for a valuation allowance. In future periods, the allowance could be reduced based on sufficient evidence indicating that it is more likely than not that a portion of our deferred tax assets will be realized. The net deferred tax asset valuation allowance was $1.9 million as of December 31, 2008 compared to $0 as of December 31, 2007. The minimum amount of future taxable income required to be generated to fully realize the deferred tax assets is approximately $7.0 million.

Provision for Remediation

In September 2003, we were notified by the EPA that we are a PRP with respect to possible investigation and removal activities at a mine that we formerly owned. Refer to note 6 to the consolidated financial statements for a discussion of this matter.

It is impossible at this stage to estimate the total costs of the remediation at the Site or our share of liability for those costs due to various factors, including incomplete information regarding the Site and the other PRPs, uncertainty regarding the extent of actual remediation costs and our equitable share of liability for the contamination.

As of December 31, 2008, the cumulative net expense was $174,000 (within discontinued operations), which represents the current estimate of our share of the costs associated with both an emergency removal action previously undertaken by the EPA and actual remediation costs, the professional fees associated with the EE/CA study and the anticipated professional fees estimated through the completed remediation, all reduced by both actual and estimated insurance recoveries. Total actual costs to be incurred at the Site in future periods may vary from this estimate, given inherent uncertainties in evaluating environmental costs. As of December 31, 2008, we have recorded a reserve balance for future applicable costs of $153,000 (accrued as a current liability within discontinued operations). The accrual will be reviewed periodically based upon facts and circumstances available at the time, which could result in changes to its amount.

Results of Operations

YEAR ENDED DECEMBER 31, 2008 COMPARED TO YEAR ENDED DECEMBER 31, 2007

The table below is a reconciliation of our operating income attributable to each of our segments for the two year period ended December 31 as indicated:

	2008	2007
Electrical construction		
Revenue	$29,062,099	$26,761,440
Operating expenses		
Cost of goods sold	24,337,479	22,881,363
Selling, general and administrative	333,737	265,168
Depreciation	2,993,471	2,905,062
Provision for doubtful accounts	27,078	—
Loss on sale of assets	7,175	21,774
Total operating expenses	27,698,940	26,073,367
Operating income	$ 1,363,159	$ 688,073
Real estate development		
Revenue	$ 2,382,888	$ 537,135
Operating expenses		
Cost of goods sold	2,492,060	794,612
Selling, general and administrative	478,816	439,283
Depreciation	23,352	24,842
Write down of inventory	3,173,506	473,227
Total operating expenses	6,167,734	1,731,964
Operating loss	$ (3,784,846)	$ (1,194,829)

Operating income (loss) is total operating revenue less operating expenses inclusive of depreciation and selling, general and administrative expenses for each segment. Operating expenses also include any gains or losses on the sale of property and equipment. Operating income (loss) excludes interest expense, interest and other income, and income taxes.

Revenue

Total revenue in the year ended December 31, 2008 increased by 15.2% to $31.4 million, compared to $27.3 million in the year ended December 31, 2007. This increase in total revenue was mainly due to increased revenue recognized in both the electrical construction segment and the real estate development segment for the year ended December 31, 2008.

Electrical construction revenue increased 8.6% to $29.1 million for the year ended December 31, 2008, compared to $26.8 million for the year ended December 31, 2007. The increase in revenue for the year ended December 31, 2008, when compared to the same period in 2007, is largely due to an increase in demand for our electrical construction services, particularly our fiber optic work, as well as an increase in the number of projects in process in the fourth quarter of 2008. During the first three quarters of 2008, we had experienced a continued slowdown in demand for our electrical construction services and a reduction in the size of projects in process, resulting from fewer available large projects as core utility customers reduced spending in the early part of 2008, which have been offset by the improved performance in the fourth quarter. The varying magnitude and duration of electrical construction projects may result in substantial fluctuation in our backlog from time to time. At December 31, 2008, the approximate value of uncompleted contracts was $14.6 million, compared to $5.9 million at December 31, 2007. We expect to complete 70% of this backlog during the year ending December 31, 2009. We cannot project the levels of future demand for construction services.

Real estate construction reported net revenue of $2.4 million for the year ended December 31, 2008, as compared to $537,000 for the year ended December 31, 2007. In 2008 we recognized revenue on the sale of four units in the Pineapple House project and three units in the Oak Park project. In 2007, revenue consisted of $4.0 million in revenue recognized on the Pineapple House units with purchase contracts received prior to completion of the project, which closed as agreed upon after completion of the project, $2.6 million in revenue received in the fourth quarter of 2007 upon the sale of six additional Pineapple House units, $722,000 collected from forfeited deposits, $300,000 in revenue from the sale of one Oak Park unit and $76,000 in condominium association dues received by Pineapple House Condominium Association, Inc. ("PHCA"), partially offset by the reversal of $7.2 million of previously recognized revenue on the Pineapple House project upon the notification from thirteen buyers of their intent to default on their contracts. During the year ended December 31, 2008, we had no projects under construction.

As of December 31, 2008, there was no backlog for the real estate development operation's segment.

Operating Results

Electrical construction operations had an operating income of $1.4 million in the year ended December 31, 2008, compared to an operating income of $688,000 during the year ended December 31, 2007. Operating margins on electrical construction operations increased to 4.7% for the year ended December 31, 2008, from 2.6% for the year ended December 31, 2007. The increase in operating margins for the year ended December 31, 2008, when compared to the same period in 2007, was largely the result of improved productivity on several jobs, particularly in the fourth quarter of 2008.

Real estate development operations had an operating loss of $3.8 million in the year ended December 31, 2008, compared to an operating loss of $1.2 million in the year ended December 31, 2007, an increase of $2.6 million. This loss includes $3.2 million in valuation adjustments, consisting of the write down of $37,000 on the Oak Park inventory to in the second quarter of 2008 and the write down of $3.1 million on the Pineapple House inventory in the fourth quarter of 2008, partially offset by the improved margin on the sale of real estate inventory in the current year. The operating loss in the year ended December 31, 2007 includes $473,000 in valuation adjustments.

Costs and Expenses

Total costs and expenses, and the components thereof, increased to $36.5 million in the year ended December 31, 2008, from $30.5 million in the year ended December 31, 2007, an increase of 19.6%.

Electrical construction cost of goods sold increased to $24.3 million in the year ended December 31, 2008, from $22.9 million in the year ended December 31, 2007, an increase of 6.4%. The increase in costs reflects the increased level of construction activities.

Costs of goods sold for real estate development operations increased to $2.5 million for the year ended December 31, 2008, from $795,000 for the year ended December 31, 2007. The cost of goods sold for 2008 reflects the costs associated with the sale of units in both the Pineapple House project and the Oak Park project. The cost of goods sold for 2007 consists of $5.3 million in costs recognized on the Pineapple House and Oak Park units, which closed in the prior year and $207,000 in general costs for real estate development, offset by the reversal of $4.7 million in previously recognized costs associated with the reversal of revenue due to the defaults on the Pineapple House development, discussed above.

The following table sets forth selling, general and administrative ("SG&A") expenses for each segment for the years ended December 31 as indicated:

	2008	2007
Electrical construction	$ 360,815	$ 265,168
Real estate development	478,816	439,283
Corporate	2,487,134	2,574,069
Total	$3,326,765	$3,278,520

SG&A expenses remained essentially unchanged at $3.3 million for both the year ended December 31, 2008 and the year ended December 31, 2007. As a percentage of revenue, SG&A expenses decreased to 10.6% for 2008 from 12.0% in 2007, due primarily to the increase in revenue in the current year.

The following table sets forth depreciation expense for each segment for the years ended December 31 as indicated:

	2008	2007
Electrical construction	$2,993,471	$2,905,062
Real estate development	23,352	24,842
Corporate	142,575	146,601
Total	$3,159,398	$3,076,505

Depreciation expense increased 2.7% or $83,000 to $3.2 million in the year ended December 31, 2008, from $3.1 million in the year ended December 31, 2007. The increase in depreciation for 2008 was largely a result of an increase in capital expenditures in 2007 and 2006, primarily within the electrical construction segment for equipment upgrades and fleet replacement.

Income Taxes

The following table presents our provision for income tax and effective income tax rate from continuing operations for the years ended December 31 as indicated:

	2008	2007
Income tax benefit	$(23,362)	$(1,195,428)
Effective income tax rate	(0.4)%	(34.2)%

Our effective tax rate for the year ended December 31, 2008 of (0.4)% differs from the statutory rate of 34.0% primarily due to the valuation allowance. Our effective tax rate for the year ended December 31, 2007 was (34.2)%, which was essentially the same as the statutory rate. The small difference is mainly due to the effect of state income taxes being offset by non-deductible expenses.

Discontinued Operations

Through certain of our subsidiaries and predecessor companies, we were previously engaged in mining activities, and all such activities were discontinued or disposed of prior to 2003. In September 2003, we were notified by the EPA that we are a PRP with respect to possible investigation and removal activities at a mine formerly owned by us. Please see note 6 to the consolidated financial statements for a discussion on this matter and the related gain (loss) recognized in the years ended December 31, 2008 and 2007.

The following table sets forth summary operating results of discontinued operations for the years ended December 31 as indicated:

	2008	2007
Provision for remediation	$(112,850)	$(29,691)
Loss from discontinued operations before income taxes	(112,850)	(29,691)
Income tax benefit	(1,828)	(11,172)
Loss from discontinued operations, net of tax	$(111,022)	$(18,519)

The following table presents our provision for income tax and effective income tax rate from discontinued operations for the years ended December 31 as indicated:

	2008	2007
Income tax benefit	$(1,828)	$(11,172)
Effective income tax rate	(1.6)%	(37.6)%

Our effective tax rate related to discontinued operations for the year ended December 31, 2008 of (1.6)% differs from the statutory rate of 34% primarily due to the valuation allowance. Our effective tax rate related to discontinued operations for the year ended December 31, 2007 of (37.6)%. The effective tax rate differs from the federal statutory rate primarily due to state income taxes.

Liquidity and Capital Resources

Working Capital Analysis

Our primary cash needs have been for capital expenditures and working capital. Our primary sources of cash have been cash flow from operations and borrowings under our lines of credit. As of December 31, 2008, we had cash and cash equivalents of $4.9 million and working capital of $10.9 million. In addition, we had $3.0 million in an unused revolving line of credit as of December 31, 2008, as discussed in note 10 to the consolidated financial statements. We anticipate that this cash on hand, our credit facilities and our future cash flows from operating activities will provide sufficient cash to enable us to meet our future operating needs and debt requirements. Our line of credit is provided by one regional bank and based on our conversations with representatives of the Bank, we believe we will have access to the full amount of our credit facility during 2009, if necessary.

Cash Flow Analysis

The following table presents our net cash flows for each of the years ended December 31 as indicated:

	2008	2007
Net cash provided by operating activities	$ 4,444,710	$ 3,321,456
Net cash used in investing activities	(963,304)	(3,337,168)
Net cash used in financing activities	(2,544,039)	(2,801,275)
Net increase (decrease) in cash and cash equivalents	$ 937,367	$(2,816,987)

Operating Activities

Cash flows from operating activities are comprised of loss from continuing operations, adjusted to reflect the timing of cash receipts and disbursements therefrom.

Cash provided by our operating activities totaled $4.4 million in the year ended December 31, 2008, compared to cash provided of $3.3 million from operating activities for 2007. Our cash flows are influenced by the level of operations, operating margins, the types of services we provide, as well as the stages of our projects in both the electrical construction and real estate segments.

Net cash provided by operating activities in the year ended December 31, 2008 is primarily due to the decrease in cash used within the real estate segment in the current year, as Pineapple House is completed and no new project has been started. Operating cash flows normally fluctuate relative to the status of development of projects within both the real estate and electrical construction segments.

Days of Sales Outstanding Analysis

We evaluate fluctuations in our accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts for the electrical construction segment by comparing days of sales outstanding ("DSO"). We calculate DSO as of the end of any period by utilizing the preceding three months of electrical construction revenue to determine sales per day. We then divide accounts receivable and accrued billings, net of allowance for doubtful accounts at the end of the period by sales per day to calculate DSO for accounts receivable. To calculate DSO for costs and estimated earnings in excess of billings, we divide costs and estimated earnings in excess of billings on uncompleted contracts by sales per day.

For the years ended December 31, 2008 and 2007, our DSO for accounts receivable were 57 and 84, respectively, and our DSO for costs and estimated earnings in excess of billings on uncompleted contracts were 10 and 24, respectively. As of February 26, 2009, we have received 98.7% of our December 31, 2008 outstanding trade accounts receivable balance and billed 29.4% of the retainage. As of February 26, 2009, we have invoiced our customers for 98.2% of the balance in costs and estimated earnings in excess of billings as of December 31, 2008.

Investing Activities

Cash used in investing activities during the year ended December 31, 2008 was $963,000, compared to cash used of $3.3 million during 2007. Our investing activities for the years ended December 31, 2008 and 2007, consisted primarily of capital expenditures of $1.0 million and $3.5 million, respectively, partially offset by proceeds from the sale of property and equipment of $35,000 and $119,000, respectively. These capital expenditures are mainly attributed to purchases of equipment, primarily trucks and heavy machinery used by our electrical construction segment for the upgrading and replacement of equipment. Our capital budget for 2009 is expected to total approximately $2.5 million, the majority of which is for the replacement of aging equipment in the electrical construction segment. These purchases will be funded through our working capital, leases and lines of credit.

Financing Activities

Cash used in financing activities during the year ended December 31, 2008 was $2.5 million, compared to cash used in financing activities of $2.8 million during 2007. Our financing activities for the current year consisted of repayments on notes payable of $1.7 million for the Pineapple House mortgage and $1.0 million on the Equipment Loan, as well as repayments on capital leases of $316,000. These were partially offset by borrowings made within the real estate segment of $488,000 to pay final billings for the Pineapple House project and finance interest accrued on the balance of the Pineapple House Mortgage. Our financing activities for the year ended December 31, 2007 consisted of repayments on notes payable of $9.6 million for the Pineapple House Mortgage and repayments of $1.0 million on the two equipment loans in the electrical construction segment. In addition, we made payments of $317,000 towards our capital lease obligations during 2007. These payments were partially offset by $6.0 million in borrowings within the real estate segment, used for completion of Phase I of the Pineapple House project and borrowings of $2.1 million in the electrical construction segment, used to purchase equipment. As of December 31, 2008, we had outstanding borrowings of $2.1 million under our $3.5 million Equipment Loan and $3.0 million under our $14.0 million Pineapple House Mortgage. On March 6, 2009, we agreed to reduce the maximum principal amount of the Pineapple House Mortgage to $3.6 million from $14 million to reduce our fees and stand-by costs, since the Company does not plan on proceeding with the next phase of Pineapple House in the near future. Accordingly, if the Company determines to proceed with the next phase Pineapple House in the future we will likely need to obtain additional financing. See notes 10 and 18 to the consolidated financial statements for more information regarding these borrowings.

We have paid no cash dividends on our Common Stock since 1933, and it is not expected that we will pay any cash dividends on our Common Stock in the immediate future.

Forecast

We anticipate our cash on hand, cash flows from operations and credit facilities will provide sufficient cash to enable us to meet our working capital needs, debt service requirements and planned capital expenditures for at least the next twelve months. However, our revenue, results of operations and cash flows, as well as our ability to seek additional financing may be negatively impacted by factors including, but not limited to, a decline in demand for electrical construction services and/or condominiums in the markets served and general economic conditions, heightened competition, availability of construction materials, increased interest rates and adverse weather conditions.

Inflation

As a result of relatively low levels of inflation experienced during the years ended December 31, 2008 and 2007, inflation did not have a significant effect on our results.

Forward-Looking Statements

We make "forward-looking statements" within the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995 throughout this document. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate," "plan," and "continue" or similar words. We have based these statements on our current expectations about future events. Although we believe that our expectations reflected in or suggested by our forward-looking statements are reasonable, we cannot assure you that these expectations will be achieved. Our actual results may differ materially from what we currently expect. Factors that may affect the results of our electrical construction operations include, among others: the level of construction activities by public utilities; the timing and duration of construction projects for which we are engaged; our ability to estimate accurately with respect to fixed price construction contracts; and heightened competition in the electrical construction field, including intensification of price competition. Factors that may affect the results of our real estate development operations include, among others: the level of consumer confidence; the continued weakness in the Florida condominium market; our ability to acquire land; increases in interest rates and availability of mortgage financing to our buyers; and increases in construction and homeowner insurance and the availability of insurance. Factors that may affect the results of all of our operations include, among others: adverse weather, natural disasters; changes in generally accepted accounting principles; ability to obtain necessary permits from regulatory agencies; our ability to maintain or increase historical revenue and profit margins; general economic conditions, both nationally and in our region; adverse legislation or regulations; availability of skilled construction labor and materials and material increases in labor and material costs; and our ability to obtain additional and/or renew financing, particularly in light of the current disruption in the credit markets. Important factors which could cause our actual results to differ materially from the forward-looking statements in this document are also set forth in the Risk Factors and Management's Discussion and Analysis of Financial Condition and Results of Operation sections and elsewhere in this document.

You should read this report completely and with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even in the event that our situation changes in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
The Goldfield Corporation:

We have audited the accompanying consolidated balance sheets of The Goldfield Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, cash flows and stockholders' equity for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Goldfield Corporation and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Certified Public Accountants
Orlando, Florida
March 17, 2009

THE GOLDFIELD CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2008	December 31, 2007
ASSETS		
Current assets		
Cash and cash equivalents	$ 4,921,980	$ 3,984,613
Accounts receivable and accrued billings, net of allowance for doubtful accounts of $0 in 2008 and 2007	6,709,015	5,881,430
Remediation insurance receivable	99,375	176,827
Current portion of notes receivable	54,169	49,108
Construction inventory	—	2,218
Real estate inventory	2,323,756	7,788,739
Costs and estimated earnings in excess of billings on uncompleted contracts	1,135,290	1,658,712
Deferred income taxes	—	539,100
Income taxes recoverable	638,071	551,236
Prepaid expenses	474,660	823,294
Other current assets	15,014	20,239
Total current assets	16,371,330	21,475,516
Property, buildings and equipment, at cost, net of accumulated depreciation of $18,454,266 in 2008 and $15,643,161 in 2007	7,656,580	9,803,794
Notes receivable, less current portion	304,671	352,305
Deferred charges and other assets		
Land and land development costs	710,495	710,495
Cash surrender value of life insurance	329,021	337,283
Other assets	126,437	187,613
Total deferred charges and other assets	1,165,953	1,235,391
Total assets	$25,498,534	$32,867,006
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 2,932,690	$ 1,984,352
Billings in excess of costs and estimated earnings on uncompleted contracts	7,564	—
Current portion of notes payable	2,096,645	5,202,466
Current portion of capital leases	320,013	315,619
Reserve for remediation	153,368	198,850
Total current liabilities	5,510,280	7,701,287
Deferred income taxes	—	346,200
Other accrued liabilities	28,423	26,894
Notes payable, less current portion	3,062,333	2,184,932
Capital leases, less current portion	259,344	579,357
Total liabilities	8,860,380	10,838,670
Commitments and contingencies		
Minority interest	—	3,361
Stockholders' equity		
Preferred stock, $1 par value, 5,000,000 shares authorized, none issued	—	—
Common stock, $.10 par value, 40,000,000 shares authorized; 27,813,772 shares issued and 25,451,354 shares outstanding	2,781,377	2,781,377
Capital surplus	18,481,683	18,481,683
(Accumulated deficit) retained earnings	(3,316,719)	2,070,102
Treasury stock, 2,362,418 shares, at cost	(1,308,187)	(1,308,187)
Total stockholders' equity	16,638,154	22,024,975
Total liabilities and stockholders' equity	$25,498,534	$32,867,006

See accompanying notes to consolidated financial statements

THE GOLDFIELD CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31, 2008	2007
Revenue		
Electrical construction	$29,062,099	$26,761,440
Real estate development	2,382,888	537,135
Total revenue	31,444,987	27,298,575
Costs and expenses		
Electrical construction	24,337,479	22,881,363
Real estate development	2,492,060	794,612
Selling, general and administrative	3,299,687	3,278,520
Depreciation	3,159,398	3,076,505
Provision for doubtful accounts	27,078	—
Write down of real estate inventory	3,173,506	473,227
Loss on sale of assets	7,260	14,479
Total costs and expenses	36,496,468	30,518,706
Total operating loss	(5,051,481)	(3,220,131)
Other income (expenses), net		
Interest income	131,889	297,837
Interest expense, net	(401,129)	(585,945)
Other income, net	21,560	13,918
Minority interest	—	(3,361)
Total other expenses, net	(247,680)	(277,551)
Loss from continuing operations before income taxes	(5,299,161)	(3,497,682)
Income tax benefit	(23,362)	(1,195,428)
Loss from continuing operations	(5,275,799)	(2,302,254)
Loss from discontinued operations, net of tax benefit of $1,828 in 2008 and $11,172 in 2007	(111,022)	(18,519)
Net loss	$ (5,386,821)	$ (2,320,773)
Loss per share of common stock—basic and diluted		
Continuing operations	$ (0.21)	$ (0.09)
Discontinued operations	—	—
Net loss	$ (0.21)	$ (0.09)
Weighted average shares outstanding:		
Basic	25,451,354	25,451,354
Diluted	25,451,354	25,451,354

See accompanying notes to consolidated financial statements

THE GOLDFIELD CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2008	2007
Cash flows from operating activities		
Net loss from continuing operations	$(5,275,799)	$ (2,302,254)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	3,159,398	3,076,505
Write down of inventory	3,173,506	473,227
Deferred income taxes	118,400	(720,003)
Loss on sale of assets	7,260	14,479
Minority interest	(3,361)	3,361
Changes in operating assets and liabilities:		
Accounts receivable and accrued billings	(827,585)	(972,919)
Contracts receivable	—	10,623,909
Construction inventory	2,218	214,771
Real estate inventory	2,291,477	(7,460,555)
Costs and estimated earnings in excess of billings on uncompleted contracts	523,422	700,026
Residential properties under construction	—	3,784,165
Income taxes recoverable	(86,835)	(241,314)
Prepaid expenses and other assets	415,035	(471,962)
Accounts payable and accrued liabilities	944,562	(3,429,810)
Billings in excess of costs and estimated earnings on uncompleted contracts	7,564	(24,444)
Net cash provided by operating activities of continuing operations	4,449,262	3,267,182
Net cash (used in) provided by operating activities of discontinued operations	(4,552)	54,274
Net cash provided by operating activities	4,444,710	3,321,456
Cash flows from investing activities		
Proceeds from disposal of property and equipment	34,576	118,731
Proceeds from notes receivable	42,573	47,449
Purchases of property and equipment	(1,048,715)	(3,487,789)
Cash surrender value of life insurance	8,262	(15,559)
Net cash used in investing activities of continuing operations	(963,304)	(3,337,168)
Cash flows from financing activities		
Proceeds from notes payable	487,631	8,127,103
Repayments on notes payable	(2,716,051)	(10,611,218)
Repayments on capital leases	(315,619)	(317,160)
Net cash used in financing activities of continuing operations	(2,544,039)	(2,801,275)
Net increase (decrease) in cash and cash equivalents	937,367	(2,816,987)
Cash and cash equivalents at beginning of year	3,984,613	6,801,600
Cash and cash equivalents at end of year	$ 4,921,980	$ 3,984,613
Supplemental disclosure of cash flow information:		
Interest paid, net of amount capitalized	$ 219,229	$ 471,380
Income taxes paid	—	16,499
Supplemental disclosure of non-cash investing and financing activities:		
Liability for equipment acquired	5,305	60,342

See accompanying notes to consolidated financial statements

THE GOLDFIELD CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2008 and 2007

	Common Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
	Shares	Amount				
Balance at December 31, 2006	27,813,772	$2,781,377	$18,481,683	$ 4,390,875	$(1,308,187)	$24,345,748
Loss from continuing operations	—	—	—	(2,302,254)	—	(2,302,254)
Loss from discontinued operations, net of tax	—	—	—	(18,519)	—	(18,519)
Balance at December 31, 2007	27,813,772	2,781,377	18,481,683	2,070,102	(1,308,187)	22,024,975
Loss from continuing operations	—	—	—	(5,275,799)	—	(5,275,799)
Loss from discontinued operations, net of tax	—	—	—	(111,022)	—	(111,022)
Balance at December 31, 2008	27,813,772	$2,781,377	$18,481,683	$(3,316,719)	$(1,308,187)	16,638,154

See acompanying notes to consolidated financial statements

Note 1—Organization and Summary of Significant Accounting Policies

Overview

The Goldfield Corporation (the "Company") was incorporated in Wyoming in 1906 and subsequently reincorporated in Delaware in 1968. The Company's principal lines of business are electrical construction and real estate development. The principal market for the Company's electrical construction operation is electric utilities in the southeastern and mid-Atlantic region of the United States. The primary focus of the Company's real estate operations is on the development of luxury condominium projects on the east coast of Florida.

Basis of Financial Statement Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. As of December 31, 2008, the Company no longer has a controlling interest in the Pineapple House Condominium Association, Inc. ("PHCA") due to the sales of additional condominium units during 2008 and, accordingly, currently accounts for this investment under the equity method of accounting. As of December 31, 2007, the Company held a controlling interest in PHCA and the condominium owners' interest in PHCA activities are recorded in minority interest.

Cash and Cash Equivalents

The Company considers highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on customer specific information and historical write-off experience. The Company reviews its allowance for doubtful accounts quarterly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Any increase in the allowance account has a corresponding negative effect on the results of operation. As of December 31, 2008 and 2007, upon its review, management determined it was not necessary to record an allowance for doubtful accounts due to the majority of accounts receivable being generated by electrical utility customers who the Company considers creditworthy based on timely collection history and other considerations.

Property, Buildings, Equipment and Depreciation

Property, buildings and equipment are stated at cost. Equipment under capital leases is stated at the present value of future minimum lease payments. Depreciation on property, buildings and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Leasehold improvements and equipment under capital leases are depreciated on a straight-line basis over the estimated useful life of the assets.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company assesses the need to record impairment losses on long-lived assets when events and circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when future estimated undiscounted cash flows expected to result from use of the asset are less than the asset's carrying value, with the loss measured at fair value based on discounted expected cash flows.

Electrical Construction Revenue

The Company accepts contracts on a fixed price, unit price and service agreement basis. Revenue from fixed price construction contracts are recognized on the percentage-of-completion method measured by the ratio of costs incurred to date to the estimated total costs to be incurred for each contract. Revenue from unit price contracts and service agreements are recognized as services are performed. Unit price contracts are billed at an agreed upon price per unit of work performed. Revenue from service agreements are billed on either a man-hour or man-hour plus equipment basis. Terms of the Company's service agreements may extend for a period of up to five years.

The Company's contracts allow it to bill additional amounts for change orders and claims. Additionally, the Company considers a claim to be for additional work performed outside the scope of the contract, contested by the customer. Historically, claims relating to electrical construction work have not been significant. It is the Company's policy to include revenue from change orders and claims in contract value only when they can be reliably estimated and realization is considered probable, in accordance with Statement of Position ("SOP") No. 81-1, paragraph 61-63, 65 and 67.

The asset, "costs and estimated earnings in excess of billings on uncompleted contracts" represents revenue recognized in excess of amounts billed. The liability, "billings in excess of costs and estimated earnings on uncompleted contracts" represents billings in excess of revenue recognized.

Contract costs include all direct material, direct labor, subcontractor costs and other indirect costs related to contract performance, such as supplies, tools and equipment maintenance. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

Real Estate Revenue

All revenue associated with real estate development projects that meet the criteria specified by SFAS No. 66, "Accounting for Sales of Real Estate," is recognized using the percentage-of-completion method. Under this method, revenue is recognized when (1) construction is beyond a preliminary stage, (2) a substantial percentage (at least one-third) of the condominiums are under firm, non-refundable contracts, except in the case of non-delivery of the unit or interest, (3) sufficient units have already been sold to assure that the entire property will not revert to rental property, consideration is given to the requirements of state laws, the condominium contract, and the terms of the financing agreements, (4) collection of the sales price is reasonably assured, (5) deposits equal or exceed 10% of the contract price, and (6) sales proceeds and costs can be reasonably estimated. The Company determines that construction is beyond a preliminary stage when engineering and design work, execution of construction contracts, site clearance and preparation, excavation, and the building foundation are complete. Deposit forfeitures are included in real estate revenue and recognized upon receipt.

In November 2006, the FASB ratified EITF Issue No. 06-8, "Applicability of a Buyer's Continuing Investment under FASB Statement No. 66 for Sales of Condominiums." EITF No. 06-8 requires condominium sales to meet the continuing involvement criterion of SFAS No. 66 in order for profit to be recognized under the percentage-of-completion method. EITF No. 06-8 became effective as of January 1, 2008. This consensus could require that additional deposits be collected by developers of condominium projects that wish to recognize profit during the construction period under the percentage-of-completion method. The effect of this EITF No. 06-8 was not material to the consolidated financial statements, as there are no projects currently under construction. If the Company is unable to meet the requirements of EITF No. 06-8 on future projects, it will be required to delay revenue recognition until the aggregate investment tests described in SFAS No. 66 and EITF No. 06-8 have been met.

Inventory

Construction inventory, which consists of specifically identified condominium construction materials or electrical construction materials, is stated at the lower of cost or market.

Real estate inventory, which consists of completed condominium units held for sale, is carried at the lower of cost or fair value, less cost to sell. In accordance with SFAS No. 144, real estate inventory considered held for sale, is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying amount or basis is not expected to be recovered, impairment losses are recorded and the related assets are adjusted to their estimated fair value.

In estimating the cash flows for completed condominium units, the Company uses various estimates such as (a) expected sales pace to absorb the number of units based upon economic conditions that may have either a short-term or long-term impact on the market in which the units are located, competition within its market, historical sales rates of the units within the project; and (b) expected net sales prices in the near-term based upon current pricing estimates, as well as estimated increases in future sales prices based upon historical sales prices of the units within the project or historical sales prices of similar product offerings in its market. The Company's determination of fair value requires discounting the estimated cash flows at a rate commensurate with the inherent risks associated with selling the assets and related estimated cash flows. In determining the fair value of the remaining units in the Pineapple House project the Company used a discount rate of 18%.

The Company estimates fair values of inventory evaluated for impairment under SFAS No. 144 based on market conditions and assumptions made by management at the time the inventory is evaluated, which may differ materially from actual results if market conditions or the assumptions change. For example, further market deterioration or changes in the assumptions may lead to the Company incurring additional impairment charges on previously impaired inventory.

Land and Land Development Costs and Residential Properties Under Construction

The costs of a land purchase and any development expenses up to the initial construction phase of any new condominium development project are recorded under the asset "land and land development costs." Once construction commences, the costs of construction are recorded under the asset "residential properties under construction." The assets "land and land development costs" and "residential properties under construction" relating to specific projects are recorded as current assets when the estimated project completion date is less than one year from the date of the consolidated financial statements, or as non-current assets when the estimated project completion date is more than one year from the date of the consolidated financial statements.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

On January 1, 2007, the Company adopted FIN No. 48 "Accounting for Uncertainty in Income Taxes—an Interpretation of SFAS No. 109," which clarifies the accounting and reporting for uncertainties in income tax law. This Interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. FIN No. 48 prescribes a more-likely-than-not threshold of a tax position taken or expected to be taken in a tax return being sustained on audit based on the technical merits for financial statement recognition and measurement.

Executive Long-term Incentive Plan

The Company accounts for employee stock options in accordance with SFAS No. 123(R), "Share-Based Payment." Under SFAS No. 123(R) stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized over the grantees' requisite service period. The Company has not issued stock options in 2008 or 2007 and all previously issued common stock options were exercised prior to December 31, 2005. Therefore, the Company has no compensation expense for stock options for the years ended December 31, 2008 or 2007. See note 13—The Goldfield Corporation 1998 Executive Long-term Incentive Plan for additional information.

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States. Actual results could differ from those estimates. Management considers the most significant estimates in preparing these financial statements to be the estimated cost to complete electrical construction contracts in progress, estimated cost to complete real estate development projects in progress, fair value of real estate inventory, recoverability of deferred tax assets and the adequacy of the provision for remediation.

Financial Instruments Fair Value, Concentration of Business and Credit Risks

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accrued billings, contracts receivable, remediation insurance receivable and accounts payable and accrued liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments. The fair value of notes receivable is considered by management to approximate carrying value. The fair value of notes payable is considered by management to approximate carrying value.

Financial instruments mainly within the electrical construction operations which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable and accrued billings in the amount of $6.7 million and $5.9 million as of the years ended December 31, 2008 and 2007, respectively, which management reviews to assess the need to establish an allowance for doubtful accounts. As of December 31, 2008 and 2007, upon its review, management determined it was not necessary to record an additional allowance for doubtful accounts due to the majority of electrical construction accounts receivable and accrued billings being generated by electrical utility customers who the Company considers creditworthy based on timely collection history and other considerations.

As of December 31, 2008 and 2007, there were no financial instruments within the real estate development operations which potentially subject the Company to concentrations of credit risk.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141R (revised 2007), "Business Combinations." SFAS No. 141R broadens the guidance of SFAS No. 141, extending its applicability to all transactions and other events in which one entity obtains control over one or more other businesses. It broadens the fair value measurement and recognition of assets acquired, liabilities assumed and interests transferred as a result of business combinations. SFAS No. 141R expands on required disclosures to improve statement users' abilities to evaluate the nature and financial effects of business combinations. SFAS No. 141R is effective for the Company's fiscal year beginning January 1, 2009. The Company does not expect the adoption of SFAS No. 141R to have a material effect on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51." SFAS No. 160 requires that a noncontrolling interest in a subsidiary be reported as equity and the amount of consolidated net income specifically attributable to the noncontrolling interest be identified in the consolidated financial statements. It also calls for consistency in the manner of reporting changes in the parent's ownership interest and requires fair value measurement of any noncontrolling equity investment retained in a deconsolidation. SFAS No. 160 is effective for the Company's fiscal year beginning January 1, 2009. The Company is currently evaluating the impact of SFAS No. 160 will have on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement." SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The statement does not require any new fair value measures but its provisions apply when fair value measurements are performed as required or permitted under other accounting pronouncements. In February 2008, the FASB approved FASB Staff Position ("FSP") No.157-2, "Effective Date of FASB statement No. 157", which grants a one-year deferral of SFAS No. 157's fair-value measurement requirements for non-financial assets and liabilities, except for items that are measured or disclosed at fair value in the financial statements on a recurring basis. Based on the guidance provided by FSP No. 157-2, the Company has only partially implemented the guidance promulgated under SFAS No. 157 as of January 1, 2008, which for the Company affects financial assets and liabilities recognized at fair value on a recurring basis. SFAS No. 157 was not applied during 2008 to non-financial assets and liabilities. The Company has no material financial assets or liabilities, or material non-financial assets or liabilities recognized at fair value on a recurring basis, which were impacted by the adoption of SFAS No. 157 during 2008. In the current year, the Company does have material non-financial assets measured at fair value on a non-recurring basis, primarily consisting of real estate inventory. SFAS No. 157 was not applied to these assets because of the deferral under the FSP. The partial adoption of SFAS No. 157 for financial assets and liabilities did not have a material impact on the Company's financial position and results of operations and the Company does not expect there to be a material impact to the financial statements when it fully applies the provisions of SFAS No. 157 beginning January 1, 2009.

Note 2—Contracts Receivable

Contracts receivable represents the amount of revenue recognized in the real estate segment using the percentage-of-completion method for condominium units under firm contract. As of both December 31, 2008 and 2007, there were no outstanding contracts receivable. As of December 31, 2008 and 2007, $0 and $25,000, respectively, of non-refundable earnest money deposits was held by a third party, for the Pineapple House project.

The Company's real estate development operations do not extend financing to buyers and therefore, sales proceeds are received in full upon closing.

Note 3—Inventory

As of December 31, 2008, the Company has fourteen completed condominium units held for sale within the Pineapple House project compared to eighteen at December 31, 2007. In addition, as of December 31, 2008, the Company had no remaining condominium units held for sale within its Oak Park project, compared to three at December 31, 2007.

For the years ended December 31, 2008 and 2007, management reviewed the real estate inventory for impairment, in accordance with SFAS No. 144. In estimating the fair value of the real estate inventory, various estimates are used such as (a) expected sales pace to absorb the number of units based upon economic conditions that may have an impact on the community, competition within the market, historical sales rates or the estimated impact of pricing reductions and sales incentives and (b) expected net sales prices in the near-term based upon current pricing estimates, as well as estimated changes in future sales prices based upon historical sales prices of similar units or historical sales prices of similar product offerings in the market. For the year ended December 31, 2008, the Company recorded asset impairment losses of $3.2 million, consisting of the write down of $37,000 on the Oak Park inventory in the second quarter of 2008 and the write down of $3.1 million on the Pineapple House inventory in the fourth quarter of 2008. For the year ended December 31, 2007, the Company recorded asset impairment losses of $473,000, related to the Pineapple House condominium units.

The determination of fair value requires discounting the estimated cash flows at a rate commensurate with the inherent risks associated with selling the assets and related estimated cash flows. In determining the fair value of the remaining units in the Pineapple House project the Company used a discount rate of 18%. The Company estimates fair values of inventory evaluated for impairment based on market conditions and assumptions made by management at the time the inventory is evaluated, which may differ materially from actual results if market conditions or our assumptions change. For example, further market deterioration or changes in these assumptions may lead the Company to incur additional impairment charges on previously impaired inventory.

Note 4—Costs and Estimated Earnings on Uncompleted Contracts

Long-term fixed price electrical construction contracts in progress accounted for using the percentage-of-completion method at December 31 for the years as indicated:

	2008	2007
Costs incurred on uncompleted contracts	$ 9,422,376	$13,676,627
Estimated earnings	1,705,754	1,308,515
	11,128,130	14,985,142
Less billings to date	10,000,404	13,326,430
Total	$ 1,127,726	$ 1,658,712
Included in the balance sheets under the following captions:		
Costs and estimated earnings in excess of billings on uncompleted contracts	$ 1,135,290	$ 1,658,712
Billings in excess of costs and estimated earnings on uncompleted contracts	(7,564)	—
Total	$ 1,127,726	$ 1,658,712

The amounts billed but not paid by customers pursuant to retention provisions of long-term electrical construction contracts were $254,000 and $1.1 million at December 31, 2008 and 2007, respectively, and are included in the accompanying balance sheets in accounts receivable and accrued billings. Retainage is expected to be collected within the next twelve months.

Note 5—Income Taxes

The following table presents the income tax provision (benefit) from continuing operations for the years ended December 31 as indicated:

	2008	2007
Current		
Federal	$(188,762)	$ (486,395)
State	47,000	10,970
	(141,762)	(475,425)
Deferred		
Federal	106,795	(547,025)
State	11,605	(172,978)
	118,400	(720,003)
Total	$ (23,362)	$(1,195,428)

The following table presents the total income tax (benefit) provision for the years ended December 31 as indicated:

	2008	2007
Continuing operations	$(23,362)	$(1,195,428)
Discontinued operations	(1,828)	(11,172)
Total	$(25,190)	$(1,206,600)

The following table presents the temporary differences and carryforwards, which give rise to deferred tax assets and liabilities for the years ended December 31 as indicated:

	2008	2007
Deferred tax assets:		
Accrued vacations and bonuses	$ 133,747	$ 108,035
Contingent salary payments recorded as goodwill for tax purposes	6,666	9,998
Remediation provision	57,712	74,827
Net operating loss carryforward	175,784	85,856
Accrued warranty costs	2,802	42,067
Alternative minimum tax credit carryforward	788,217	512,246
Accrued workers' compensation	2,666	79
Capitalized bidding costs & inventory adjustments	1,524,905	297,860
Allowance for doubtful accounts	—	8,859
Accrued lease expense	10,678	10,120
Accrued percentage-of-completion loss	10,352	—
Other	10,972	7,579
Total deferred tax assets	2,724,501	1,157,526
Valuation allowance	(1,938,920)	—
Total deferred tax assets after valuation allowance	785,581	1,157,526
Deferred tax liabilities:		
Remediation receivable	(17,075)	(270)
Deferred gain on installment notes	(49,524)	(53,632)
Tax depreciation in excess of financial statement depreciation	(718,982)	(910,665)
Total deferred tax liabilities	(785,581)	(964,567)
Total net deferred tax assets	$ —	$ 192,959

At December 31, 2008, the Company had an alternative minimum tax credit carryforward of approximately $788,000, which is available to reduce future federal income taxes over an indefinite period and inventory adjustments of $1.5 million, which will be recognized mainly as condominium units are sold. At December 31, 2008, the Company had net operating loss carryforwards from Florida of $2.4 million available to offset future taxable income from Florida, which if unused will expire in 2027 and 2028.

SFAS No. 109 requires a reduction of the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on the SFAS No. 109 more-likely-than-not realization threshold criterion. In the assessment for a valuation allowance, appropriate consideration is given to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with loss carryforwards not expiring unused and tax planning alternatives.

Based upon an evaluation of all available evidence, we established a valuation allowance against our deferred tax assets totaling $1.9 million during the fourth quarter of 2008. Our cumulative loss position over the evaluation period and the current uncertain and volatile market conditions were significant negative evidence in assessing the need for a valuation allowance. In future periods, the allowance could be reduced based on sufficient evidence indicating that it is more likely than not that a portion of our deferred tax assets will be realized. The net deferred tax asset valuation allowance was $1.9 million as of December 31, 2008, compared to $0 as of December 31, 2007. The minimum amount of future taxable income required to be generated to fully realize deferred tax assets is approximately $7.0 million.

The following table presents the differences between the Company's effective income tax rate (benefit) and the federal statutory rate (benefit) on its income from continuing operations for the years ended December 31 as indicated:

	2008	2007
Federal statutory rate	(34.0)%	(34.0)%
State tax rate, net of federal tax benefit	(2.8)	(3.1)
Other non-deductible expenses	1.1	1.6
Valuation allowance	36.6	—
Other	(1.3)	1.3
Total	(0.4)%	(34.2)%

Note 6—Discontinued Operations

Commitments and Contingencies Related to Discontinued Operations

Through certain of our subsidiaries and predecessor companies, we were previously engaged in mining activities, and all such activities were discontinued or disposed of prior to 2003. On September 8, 2003, the United States Environmental Protection Agency ("EPA") issued a special notice letter notifying the Company that it is a potentially responsible party ("PRP"), along with three other parties, with respect to investigation and removal activities at the Anderson Calhoun Mine/Mill Site (the "Site") in Stevens County, Washington.

The Company sold the Site property in 1964. The Company has investigated the historic operations that occurred at the Site as well as the nature and scope of environmental conditions at the Site that may present concerns to the EPA. Based upon its investigation to date, the Company has determined that its operations at the Site were primarily exploratory and that it never engaged in any milling or other processing activities at the Site. The Company's records reflect that between the years 1950 and 1952, it extracted a limited amount (111,670 tons) of surface ore from the Site for off-site processing. The Site has changed owners several times since the Company sold it, and the Company believes that a substantial majority of the mining activities and all of the milling and related processing and process waste disposal activities likely were conducted by subsequent owners.

On January 8, 2007, the Company, together with Combustion Engineering and Blue Tee Corp., submitted to EPA (and other federal and state regulatory agencies) a Draft Final Engineering Evaluation/Cost Analysis Report ("EE/CA Report"). In April 2007, the EPA approved as final the EE/CA Report for the Site. The EE/CA Report proposes to adopt as the preferred remedy a removal action primarily focused on addressing ore processing areas and wastes that were created after the Company sold the Site.

On or about October 11, 2007, EPA issued an Action Memorandum that specifies the nature and scope of the response action that the agency will require with respect to the Site. The Action Memorandum adopted the preferred removal action from the EE/CA Report. The EE/CA report, following cost estimation procedures applicable to EE/CA documents, estimates that the net present value of the proposed removal action is $1.5 million. This figure includes amounts for contingencies and is based on currently available information, certain assumptions and estimates. In light of the Company's limited role in the creation of the wastes that are the primary focus of the removal action, it believes that the other two PRPs, particularly Blue Tee Corporation (successor to American Zinc) should be liable for most of the cleanup costs, as they were directly responsible for all on-Site ore processing activities and wastes. However, there can be no assurance as to the scope of the Company's share of liability for cleanup costs.

On or about September 10, 2008, EPA issued a letter to the Company demanding payment of certain costs previously incurred by EPA and including a settlement proposal whereby the Company and Combustion Engineering, Inc. would settle with EPA through a cash payment and EPA would look solely to Blue Tee Corporation to implement the removal action set forth in the EE/CA Report. A revised settlement proposal with substantially similar terms was issued by the EPA on February 25, 2009. The Company understands that other PRPs received similar letters, including Combustion Engineering, Inc., Blue Tee Corporation and Washington Resources, Inc. (the current owner of the mineral estate at the Site). The terms of any settlement with EPA (and other PRPs) are currently under negotiation. The Company's portion of a settlement with the EPA would not be expected to have any material adverse effect on the Company's financial position. EPA's settlement offer is based, in part, on the agency's acceptance of the Company's representations to the effect that it is a minimal contributor to the hazardous substances that are the subject of the environmental investigation and removal action. The Company anticipates that the settlement process will be concluded during the second quarter of 2009. Notwithstanding a settlement with EPA, the party that implements the removal action at the Site may, in theory, seek cost recovery from other PRPs at the Site. The Company believes, however, under the facts of this matter, that any such contribution claim against the Company would be resolved favorably in light of the Company's previous contributions to the response action and the Company's minimal role in the generation of the hazardous substances that are the subject of the response action at the Site.

Under the Comprehensive Environmental Response, Compensation and Liability Act, any of the PRPs may be jointly and severally liable to the EPA for the full amount of any response costs incurred by the EPA, including costs related to investigation and remediation, subject to a right of contribution from other PRPs. In practice, PRPs generally agree to perform such response activities, and negotiate among themselves to determine their respective contributions to any such multi-party activities based upon equitable allocation factors that focus primarily on their respective contributions to the contamination at issue.

One of the Company's former general liability insurance carriers ("Insurer No. 1") has accepted the defense of this matter and has agreed to pay an 80% share of costs of defense incurred to date, subject to certain reservation of rights as to coverage. During the years ended December 31, 2008 and 2007, the Company was reimbursed $4,000 and $121,000, respectively. As of December 31, 2008, the Company has received $363,000 from Insurer No. 1, which represents 72% of the Company's insurable costs incurred from the inception of this matter through December 31, 2008. Another of the Company's former general liability insurance carriers ("Insurer No. 2") has also accepted the defense of this matter, subject to certain reservation of rights as to coverage, and has agreed to pay a 20% share of the costs of defense incurred to date. During the years ended December 31, 2008 and 2007, the Company was reimbursed $1,000 and $94,000, respectively, from Insurer No. 2. As of December 31, 2008, the Company has received $95,000 from Insurer No. 2, which represents 19% of its insurable costs incurred from the inception of this matter through December 31, 2008. As of December 31, 2008 and 2007, the balance of the receivable for estimated future insurance reimbursements was $99,000 and $177,000, respectively. For the year ended December 31, 2008, the Company recorded a decrease to the receivable for estimated future insurance reimbursements in the amount of $73,000 and has recorded this as an increase to its net expense within discontinued operations. For the year ended December 31, 2007, the Company recorded an increase to the receivable for estimated future insurance reimbursements in the amount of $62,000 and has recorded this as a reduction to its net expense within discontinued operations. The Company will record any change to its estimated insurance reimbursements as a change to its net expense within discontinued operations. The Company cannot predict the extent to which costs will ultimately be covered by insurance.

Beginning in September 2003, in accordance with FASB Interpretation ("FIN") No. 14, "Reasonable Estimation of the Amount of a Loss – an Interpretation of Statement of Financial Accounting Standards No. 5 (Accounting for Contingencies)," and SOP No. 96-1, "Environmental Remediation Liabilities," the Company has recognized a net expense (within discontinued operations) for this matter. As of December 31, 2008 and 2007, the cumulative net expense was $174,000 and $61,000, respectively. This represents the current estimate of the Company's share of the costs associated with both an emergency removal action previously undertaken by the EPA and actual remediation costs, the professional fees associated with the EE/CA study, the anticipated professional fees associated with the completed remediation, all reduced by both actual and estimated insurance recoveries. Total actual costs to be incurred at the Site in future periods may vary from this estimate, given inherent uncertainties in evaluating environmental costs. As of December 31, 2008 and 2007, the Company has recorded a reserve balance for future professional fees, remediation procedures and other applicable costs of $153,000 and $199,000, respectively, (accrued as a current liability within discontinued operations). The accrual will be reviewed periodically based upon facts and circumstances available at the time, which could result in changes to its amount.

The following table sets forth certain operating results of the discontinued operations for the years ended December 31 as indicated:

	2008	2007
Provision for remediation	$(112,850)	$(29,691)
Loss from discontinued operations before income taxes	(112,850)	(29,691)
Income tax benefit	(1,828)	(11,172)
Loss from discontinued operations, net of tax	$(111,022)	$(18,519)

The following table presents our provision for income tax and effective income tax rate from discontinued operations for the years ended December 31 as indicated:

	2008	2007
Income tax benefit	$(1,828)	$(11,172)
Effective income tax rate	(1.6)%	(37.6)%

The Company's effective tax rate related to discontinued operations for the year ended December 31, 2008 of (1.6)% differs from the federal statutory rate of 34% primarily due to the valuation allowance. The Company's effective tax rate related to discontinued operation for the year ended December 31, 2007 of (37.6)% differs from the federal statutory rate primarily due to state income taxes.

The following table presents the assets and liabilities of discontinued operations for the years ended December 31 as indicated:

	2008	2007
Remediation insurance receivable	$ 99,375	$176,827
Reserve for remediation	$153,368	$198,850

Note 7—Property, Buildings and Equipment

The following table presents the balances of major classes of properties for the years ended December 31 as indicated:

	Estimated useful lives in years	2008	2007
Land	—	$ 196,802	$ 196,802
Buildings	30 - 40	1,572,055	1,572,055
Leasehold improvements	7	136,345	136,345
Machinery and equipment	3 - 10	24,205,644	23,496,295
Construction in progress		—	45,458
Total		26,110,846	25,446,955
Less accumulated depreciation and amortization		18,454,266	15,643,161
Net properties, buildings and equipment		$ 7,656,580	$ 9,803,794

Management reviews the net carrying value of all properties, buildings and equipment on a regular basis. As a result of such review, no impairment write-down was considered necessary during the years ended December 31, 2008 and 2007.

Note 8—401 (k) Employee Benefits Plan

Effective January 1, 1995, the Company adopted The Goldfield Corporation and Subsidiaries Employee Savings and Retirement Plan, a defined contribution plan that qualifies under Section 401(k) of the Internal Revenue Code. The plan provides retirement benefits to all employees who meet eligibility requirements and elect to participate. Under the plan, participating employees may defer up to 75% of their pre-tax compensation per calendar year subject to Internal Revenue Code limits. The Company's contributions to the plan are discretionary and amounted to approximately $141,000 and $123,000 for the years ended December 31, 2008 and 2007, respectively.

Note 9—Accounts Payable and Accrued Liabilities

The following table presents the accounts payable and accrued liabilities for the years ended December 31 as indicated:

	2008	2007
Accounts payable	$2,357,215	$1,345,478
Accrued bonus	174,224	114,797
Accrued payroll costs	267,580	261,827
Other accrued expenses	133,671	262,250
Total	$2,932,690	$1,984,352

Note 10—Notes Payable and Capital Leases

Notes Payable

As of December 31, 2008, the Company, the Company's wholly owned subsidiaries, Southeast Power Corporation ("Southeast Power"), Bayswater Development Corporation ("Bayswater"), Pineapple House of Brevard, Inc. ("Pineapple House") and Oak Park of Brevard, Inc. ("Oak Park") have a loan agreement and a series of related ancillary agreements with Branch Banking and Trust Company (the "Bank") providing for a revolving line of credit loan for a maximum principal amount of $3.0 million, to be used as a "Working Capital Loan." The Working Capital Loan was renewed on November 25, 2008, on the existing terms, which include interest payable monthly at an annual rate equal to Monthly LIBOR rate plus one and eight-tenths percent (3.71% as of December 31, 2008) and is now due and payable on November 28, 2009, unless extended by the Bank at its discretion. As of December 31, 2008 and December 31, 2007, there were no borrowings outstanding under the Working Capital Loan.

As of December 31, 2008, the Company, the Company's wholly owned subsidiaries, Southeast Power, Bayswater, Pineapple House and Oak Park, and the Bank are parties to a loan agreement for a revolving line of credit loan for a maximum principal amount of $14.0 million to be used by Pineapple House to fund the construction of residential condominium units (the "Pineapple House Mortgage"). Interest is payable monthly at an annual rate equal to the monthly LIBOR rate plus one and eighty-five one-hundredths percent (3.76% and 7.09% as of December 31, 2008 and December 31, 2007, respectively). The maturity date of the Pineapple House Mortgage is May 18, 2010, unless extended by the Bank at its discretion. At the Bank's option, the loan may be extended for one eighteen-month period upon payment of a fee to the Bank in connection with the extension. This extension does not necessarily provide for future advances, but solely for extension and preservation of the commitment related to the construction of a second and third building on the Pineapple House site. Since the Company does not plan on proceeding with the next phase of Pineapple House in the near future, it has negotiated with the Bank to reduce the Pineapple House Mortgage to $3.6 million from $14.0 million, effective March 6, 2009 (see note 18). The fees and stand-by costs of maintaining this entire $14.0 million mortgage are expected to exceed the costs of replacing it at a later date. Borrowings outstanding under this agreement were $3.0 million and $4.3 million as of December 31, 2008 and December 31, 2007, respectively. The loan is secured by a Mortgage and Security Agreement.

As of December 31, 2008, the Company, the Company's wholly owned subsidiary, Southeast Power, and the Bank, had a loan agreement for a revolving line of credit loan for a maximum principal amount of $3.5 million to be used by Southeast Power for durable equipment purchases. The Company agreed to guarantee Southeast Power's obligations under the loan agreement. Interest is payable monthly at an annual rate equal to the monthly LIBOR rate plus one and eight-tenths percent (3.71% and 7.04% as of December 31, 2008 and December 31, 2007, respectively). The maturity date of the loan is December 13, 2010. Southeast Power made monthly payments of interest to the Bank in arrears on the principal balance outstanding until July 2007, and thereafter, Southeast Power pays monthly installments of principal, in addition to interest on the principal balance outstanding, until maturity. Borrowings outstanding under this loan agreement were $2.1 million and $3.1 million as of December 31, 2008 and December 31, 2007, respectively. The loan is secured by the grant of a continuing security interest in all equipment purchased with the proceeds of the loan, and any replacements, accessions, or substitutions thereof and all cash and non-cash proceeds thereof.

The Company's debt arrangements contain various financial and other covenants including, but not limited to, minimum tangible net worth, outside debt limitation, and maximum debt to tangible net worth ratio. Other loan covenants prohibit, among other things, incurring additional indebtedness, issuing loans to other entities in excess of a certain amount, entering into a merger or consolidation, and any change in the Company's current Chief Executive Officer without prior written consent from the lender. The Company was in compliance with all such covenants as of December 31, 2008.

Interest costs related to the construction of condominiums are capitalized. During the years ended December 31, 2008 and 2007, the Company capitalized interest costs of $0 and $384,000, respectively.

Capital Leases

The Company enters into non-cancelable capital leases for the acquisition of certain machinery and equipment needs. Under the current capital leases, ownership transfers to the Company at the end of the lease term. No restrictions are imposed by the lease agreements regarding additional debt or further leasing. As of December 31, 2008, the cost and accumulated depreciation of equipment under capital leases amounted to $1.3 million and $652,000 respectively. As of December 31, 2007, the cost and accumulated depreciation of equipment under capital leases amounted to $1.4 million and $421,000 respectively. Remaining principal balance under these lease agreements was $579,000 as of December 31, 2008. Depreciation for assets under capital leases is included in depreciation expense.

The schedule of payments of the notes payable and capital leases as of December 31, 2008 is as follows:

2009	$2,451,845
2010	3,320,459
2011	11,139
Total payments of debt	5,783,443
Less: Amount representing interest on capital leases	(45,108)
Total net payments	$5,738,335

Note 11—Commitments and Contingencies

Operating Leases

The Company leases its principal office space under a seven-year non-cancelable operating lease. Within the provisions of the office lease, there are escalations in payments over the base lease term, as well as renewal periods. The effects of the escalations have been reflected in rent expense on a straight-line basis over the expected lease term. The Company also leases office equipment under operating leases that expire over the next four years. The Company's leases require payments of property taxes, insurance and maintenance costs in addition to the rent payments. Additionally, the Company leases several off-site storage facilities, used to store equipment and materials, under a month to month lease arrangement. The Company recognizes rent expense on a straight-line basis over the expected lease term.

Future minimum lease payments under operating leases having initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2008 are as follows:

2009	$153,367
2010	158,370
2011	161,499
2012	42,075
Total minimum operating lease payments	$515,311

Total rent expense for the operating leases were $149,000 and $142,000 for the years ended December 31, 2008 and 2007, respectively.

Performance Bonds

In certain circumstances, the Company is required to provide performance bonds to secure its contractual commitments. Management is not aware of any performance bonds issued for the Company that have ever been called by a customer. As of December 31, 2008, outstanding performance bonds issued on behalf of the Company's electrical construction subsidiary amounted to approximately $15.6 million.

Note 12—Preferred Stock Purchase Rights

On September 17, 2002, the Company announced that its Board of Directors adopted and entered into a Shareholder Rights Agreement designed to protect and maximize shareholder value and to assist the Board of Directors in ensuring fair and equitable benefit to all shareholders in the event of a hostile bid to acquire the Company, (the "Rights Agreement").

The Company adopted this Rights Agreement to protect stockholders from coercive or otherwise unfair takeover tactics. In general terms, the Rights Agreement imposes a significant penalty upon any person or group that acquires 20% or more of the Company's outstanding common stock without the approval of the Company's Board of Directors. The Rights Agreement was not adopted in response to any known attempt to acquire control of the Company.

Under the Rights Agreement, a dividend of one preferred Stock Purchase Right (the "Right") was declared for each common share held of record as of the close of business on September 18, 2002. No separate certificates evidencing the Rights will be issued unless and until they become exercisable.

The Rights generally will not become exercisable unless an acquiring entity accumulates or initiates a tender offer to purchase 20% or more of the Company's common stock. In that event, each Right will entitle the holder, other than the unapproved acquirer and its affiliates, to purchase either the Company's common stock or shares in an acquiring entity at one-half of market value.

The Rights' initial exercise price, which is subject to adjustment, is $2.20. The Company's Board of Directors generally will be entitled to redeem the Rights at a redemption price of $.001 per Right until an acquiring entity acquires a 20% position. The Rights expire on September 18, 2012.

The complete terms of the Rights are set forth in, and the foregoing description is qualified in its entirety by, the Rights Agreement between the Company and American Stock Transfer & Trust Company, as Rights Agent, a copy of which was filed with the Securities and Exchange Commission on September 18, 2002.

Note 13—The Goldfield Corporation 1998 Executive Long-term Incentive Plan

In 1998, the stockholders of the Company approved the 1998 Executive Long-term Incentive Plan (the "Plan"), which permits the granting of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Units, Performance Shares and other awards to all officers and key employees of the Company and its subsidiaries. Shares granted pursuant to the Plan may be authorized but unissued shares of Common Stock, Treasury shares or shares purchased on the open market. The exercise price under such grants will be based on the fair market value of the Common Stock at the date of grant. The maximum number of shares available for grant under the Plan is 1,300,000. The options must be exercised within 10 years of the date of grant. As of December 31, 2008 there were 315,000 shares available for grant under the Plan.

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of SFAS No. 123(R) and its related implementation guidance in accounting for stock-based employee compensation arrangements. SFAS No. 123(R) requires the recognition of the fair value of stock compensation in net income. SFAS No. 123(R) also requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). Stock-based compensation expense is recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period), net of estimated forfeitures. However, the Company has not issued any stock options during the years ended December 31, 2008 or 2007 and all previously awarded stock options were exercised prior to December 31, 2005.

Note 14—Loss Per Share of Common Stock

Basic loss per common share is computed by dividing net loss by the weighted average number of common stock shares outstanding during the period. Diluted loss per share reflects the potential dilution that could occur if common stock equivalents, such as stock options outstanding, were exercised into common stock that subsequently shared in the earnings of the Company.

As of December 31, 2008 and 2007, the Company had no common stock equivalents. The computation of the weighted average number of common stock shares outstanding excludes 2,362,418 shares of Treasury Stock for each of the years ended December 31, 2008 and 2007, respectively.

Note 15—Common Stock Repurchase Plan

Since September 17, 2002, the Company has had a stock repurchase plan which, as last amended by the Board of Directors on September 18, 2008, permits the purchase of up to 3,500,000 shares until September 30, 2009. The Company may repurchase its shares either in the open market or through private transactions. The volume of the shares to be repurchased is contingent upon market conditions and other factors. No shares were repurchased during the years ended December 31, 2008 and December 31, 2007. As of December 31, 2008, the total number of shares repurchased under the Repurchase Plan was 2,345,060 at a cost of $1,289,467 (average cost of $0.55 per share) and the remaining number of shares available to be repurchased under the Repurchase Plan is 1,154,940. The Company currently holds the repurchased stock as Treasury Stock, reported at cost. Prior to September 17, 2002, the Company had 17,358 shares of Treasury Stock which it had purchased at a cost of $18,720.

Note 16—Related Party Transaction

On November 30, 2007, the Company sold a condominium to the Chief Executive Officer of the Company at the current offering price of $474,900 for cash. This transaction was approved by the Audit Committee of the Company's Board of Directors and was made under the same terms and conditions as would be given to an unrelated party.

Note 17—Business Segment Information

The Company is currently involved in two segments, electrical construction and real estate development. There were no material amounts of sales or transfers between segments and no material amounts of foreign sales. Any intersegment sales have been eliminated.

The following table sets forth certain segment information as of December 31 for the years indicated:

	2008	2007
Continuing operations:		
Revenues		
Electrical construction	$29,062,099	$26,761,440
Real estate development	2,382,888	537,135
	31,444,987	27,298,575
Operating expenses		
Electrical construction	27,698,940	26,073,367
Real estate development	6,167,734	1,731,964
Corporate	2,629,794	2,713,375
	36,496,468	30,518,706
Operating income (loss)		
Electrical construction	1,363,159	688,073
Real estate development	(3,784,846)	(1,194,829)
Corporate	(2,629,794)	(2,713,375)
	(5,051,481)	(3,220,131)
Other income (expenses), net		
Electrical construction	(144,287)	(231,826)
Real estate development	(168,819)	(157,490)
Corporate	65,426	111,765
	(247,680)	(277,551)
Net income (loss) before taxes		
Electrical construction	1,218,872	456,247
Real estate development	(3,953,665)	(1,352,319)
Corporate	(2,564,368)	(2,601,610)
	$(5,299,161)	$(3,497,682)
Identifiable assets:		
Electrical construction	$19,779,954	$19,844,016
Real estate development	3,774,333	9,356,294
Corporate	1,844,872	3,489,869
Discontinued operations	99,375	176,827
Total	$25,498,534	$32,867,006
Capital expenditures:		
Electrical construction	$ 1,041,531	$ 3,359,896
Real estate development	2,668	638
Corporate	4,516	127,255
Total	$ 1,048,715	$ 3,487,789
Depreciation:		
Electrical construction	$ 2,993,471	$ 2,905,062
Real estate development	23,352	24,842
Corporate	142,575	146,601
Total	$ 3,159,398	$ 3,076,505

Operating income (loss) is total operating revenue less operating expenses inclusive of depreciation and SG&A expenses for each segment. Operating income (loss) excludes interest expense, interest and other income, and income taxes. General corporate expenses are comprised of general and administrative expenses and corporate depreciation expense. Identifiable assets by segment are used in the operations of each segment.

Sales (in thousands of dollars) to major customers exceeding 10% of total sales follows for the years ended December 31 as indicated:

	2008		2007	
	Amount	% of Total Sales	Amount	% of Total Sales
Electrical construction:				
Customer A	$6,903	22	$3,646	13
Customer B	3,982	13	4,552	17
Customer C	3,851	12	—	—
Customer D	—	—	4,925	18
Customer E	—	—	3,555	13
Customer F	—	—	2,984	11

The real estate development operations did not have sales, from any one customer, which exceeded 10% of total sales for each of the years ended December 31, 2008 and 2007.

Sales by service/product (in thousands of dollars) for the years ended December 31 as indicated are as follows:

	2008		2007	
	Amount	% of Total Sales	Amount	% of Total Sales
Electrical construction:				
Transmission	$19,684	62	$24,500	90
Fiber Optics	9,046	29	2,116	8
Miscellaneous	332	1	146	—
Total	29,062	92	26,762	98
Real estate development:				
Condominium sales	2,383	8	537	2
Total	2,383	8	537	2
Total Sales	$31,445	100	$27,299	100

Note 18—Subsequent Events

On March 6, 2009, Pineapple House, the Company, Southeast Power and the Bank reduced the maximum principal amount of the Pineapple House Mortgage to $3.6 million from $14.0 million. Since the Company does not plan on proceeding with the next phase of Pineapple House in the near future, it has negotiated this reduction with the Bank. The fees and stand-by costs of maintaining this entire $14.0 million mortgage are expected to exceed the costs of replacing it at a later date. The balance outstanding on the Pineapple House Mortgage at the time of this amendment was $3.0 million.

Corporate Information

Board of Directors

Thomas E. Dewey, Jr. [2]
Member of Dewey Devlin & King, LLC, Investment Bankers

Harvey C. Eads, Jr. [1,2,3,4]
Commercial Real Estate Investor

John P. Fazzini [3,4]
President of Bountiful Lands, Inc.; Real Estate Developer

Danforth E. Leitner [1,2,3,4]
Retired Real Estate Broker and Appraiser

Al Marino [2]
Professional Investor

Dwight W. Severs
City Attorney for the city of Titusville, Florida

John H. Sottile [1]
Chairman of the Board of Directors,
President and Chief Executive Officer

---

1 Member of Executive Committee
2 Member of Audit Committee
3 Member of Nominating Committee
4 Member of Benefits and Compensation Committee

Executive Offices

1684 W. Hibiscus Blvd.
Melbourne, FL 32901
(321) 724-1700

Officers

John H. Sottile
Chairman of the Board of Directors,
President and Chief Executive Officer

Stephen R. Wherry
Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary

Mary L. Manger
Secretary

Independent Certified Public Accountants

KPMG LLP
111 North Orange Avenue, Suite 1600
Orlando, FL 32801
(407) 423-3426

Corporate Counsel

Dewey & Leboeuf LLP
1301 Avenue of the Americas
New York, NY 10019
(212) 259-8000

Registrar and Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
(800) 937-5449

Stock Exchange Listing

NYSE Amex, Symbol: GV

Corporate Governance

The Company has adopted a Code of Ethics for its executive officers and Business Conduct policies for all of its officers, directors and employees, which are available through the Company's website at *www.goldfieldcorp.com*.

Form 10-K

Copies of the Goldfield Corporation's 2008 Annual Report on Form 10-K filed with the Securities and Exchange Commission are available to stockholders without charge upon written request to: The Goldfield Corporation, 1684 W. Hibiscus Blvd., Melbourne, FL 32901.

In addition, financial reports and recent filings with the Securities and Exchange Commission, including Form 10-K, are available on the internet at *www.sec.gov*. Company information is also available on the Internet at www.goldfieldcorp.com.

THE GOLDFIELD CORPORATION

1684 W. Hibiscus Blvd. • Melbourne, FL 32901